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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          Education Lending Group, Inc.
                                (Name of issuer)

                    Common Shares, $.001 par value per share
                         (Title of class of securities)

                                   28140A 10 9
                                 (CUSIP number)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

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------------------------                                  ----------------------
CUSIP No. 28140A 10 9                   13G               Page 2 of 5 Pages
------------------------                                  ----------------------

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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael H. Shaut
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
     Not applicable
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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                 5   SOLE VOTING POWER          625,833

    NUMBER OF    ---------------------------------------------------------------
     SHARES      6   SHARED VOTING POWER              0
  BENEFICIALLY
    OWNED BY     ---------------------------------------------------------------
     EACH        7   SOLE DISPOSITIVE POWER     625,833
   REPORTING
  PERSON WITH    ---------------------------------------------------------------
                 8   SHARED DISPOSITIVE POWER         0

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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     625,833
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.3%
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12   TYPE OF REPORTING PERSON

     IN
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                                  SCHEDULE 13G

Item 1(a). Name of Issuer:

          Education Lending Group, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

          12760 High Bluff Drive, Suite 210
          San Diego, California 92130

Item 2(a). Name of Person Filing:

          Michael H. Shaut

Item 2(b). Address of Principal Business Office:

          c/o Education Lending Group, Inc.
          12760 High Bluff Drive, Suite 210
          San Diego, California 92130

Item 2(c). Citizenship:

          United States of America

Item 2(d). Title of Class of Securities:

          Common Shares, par value $.001 per share

Item 2(e). CUSIP Number:

          28140A 10 9

Item 3. Rules 13d-1(b), or 13d-2(b) or (c):

          Not Applicable

Item 4. Ownership:

          a)   Amount beneficially owned: 625,833 shares

          b)   Percent of class: 5.3%

                                       -3-

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          c)   Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote: 625,833

               (ii) Shared power to vote or to direct the vote: 0

               (iii) Sole power to dispose or to direct the disposition of:
                     625,833

               (iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class:

          Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control
        Person:

          Not Applicable

Item 8. Identification and Classification of Members of the Group:

          Not Applicable

Item 9. Notice of Dissolution of Group:

          Not Applicable

Item 10. Certification:

          Not Applicable

                                       -4-

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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2003


                                                     /s/ Michael H. Shaut
                                                     ---------------------------
                                                     Michael H. Shaut

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